                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           QUINTEL ENTERTAINMENT, INC.
                           ---------------------------
                                (Name of Issuer)

                          $.001 Par Value Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   748762 10 1
                                   -----------
                                 (CUSIP Number)

                            PETER T. DIRKSEN, TRUSTEE
                511 Union Street, Suite 2100, Nashville, TN 37219
                                 (615) 244-6380
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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-----------------------------               ------------------------------------
CUSIP NO. 748762 10 1                         Page 2
-----------------------------               ------------------------------------

================================================================================
                Names of Reporting Person:
                PETER T. DIRKSEN, TRUSTEE
      1
                SS or ISA Identification Nos. of Above Person
--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                   (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*
      4
                N/A
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                      [ ]

--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6
                USA
--------------------------------------------------------------------------------
                               7        Sole voting power
                                        0
                          ------------------------------------------------------
   Number of shares
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person       ------------------------------------------------------
         with
                               9        Sole dispositive power
                                        0
                          ------------------------------------------------------

                              10        Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                0
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                      [ ]
--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                0%
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                OO

================================================================================

ITEM 1.    SECURITY AND ISSUER.

           Item 1 is amended by the deleting the last sentence of the item and substituting therefor the following:

           As of March 13, 1998, the Company had 16,679,746 shares of Common Stock issued and outstanding.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is amended by the deletion thereof in its entirety and substituting therefor the following:

           On February 5, 1998, the Reporting Person, as Trustee under each of the following trusts, distributed the number of shares indicated below following the termination of each of the respective Trusts in accordance with their terms:

                  (1) The Steven Feder Irrevocable Short Term Trust of 1997 - 1,252,495 shares of Common Stock to Steven L. Feder;

                  (2) The Thomas H. Lindsey Irrevocable Short Term Trust of 1997 - 1,197,376 shares of Common Stock to Thomas H. Lindsey; and

                  (3) The Peter Stolz Irrevocable Short Term Trust of 1997 - 448,610 shares of Common Stock to Peter Stolz.

           Each of the trusts referenced above terminated on January 31, 1998 and the grantors under said trusts had not created another trust to receive the assets. Therefore, the assets held in each of the respective Trusts were returned to the Trust grantors. Accordingly, the Reporting Person's beneficial ownership of the Common Stock has terminated.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

           (a), (b) and (e) As of February 5, 1998, the Reporting Person beneficially owned no shares of Common Stock. For items (1) through (3) below, the Reporting Person, Peter T. Dirksen, as Trustee, distributed his entire beneficial interest in the Common Stock of the Company by delivering to the transfer agent an authorization for the transfer of the Common Stock back to the grantors of the Trusts.




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



                  (1) As Trustee of the Steven Feder Irrevocable Short Term Trust of 1997, the Reporting Person distributed 1,252,495 shares of Common Stock, representing approximately 7.5% of the Common Stock to Steven L. Feder.

                  (2) As Trustee of the Thomas H. Lindsey Irrevocable Short Term Trust of 1997, the Reporting Person distributed 1,197,376 shares of Common Stock, representing approximately 7.2% of the Common Stock to Thomas H. Lindsey.

                  (3) As Trustee of the Peter Stolz Irrevocable Short Term Trust of 1997, the Reporting Person distributed 428,610 shares of Common Stock, representing approximately 2.6% of the Common Stock to Peter Stolz.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           SEE ITEMS 4 AND 5 REGARDING TERMINATION OF THE TRUSTS.


















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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 1998.




                                             /s/ Peter T. Dirksen, Trustee
                                            ------------------------------------
                                            Peter T. Dirksen, Trustee
























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